SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                          St. Ives Laboratories, Inc.
                                Name of Issuer)


                         Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                 789895 10 9
                                (CUSIP Number)

        Raymond W. Gass                         John H. Bitner
        Alberto-Culver Company                  Bell, Boyd & Lloyd
        2525 Armitage Avenue                    70 West Madison Street
        Melrose Park, Illinois 60160            Suite 3300
        (708) 450-3000                          Chicago, Illinois 60602
                                                (312) 372-1121

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              October 30, 1995
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 789895 10 9

1  NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF
   ABOVE PERSON:  Alberto-Culver Company
                  I.R.S. Identification No. - 36-2257936

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
       a  ( )     b  ( )

3  SEC USE ONLY

4  SOURCE OF FUNDS:  *
        WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e):     ( )

6  CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER:        2,623,270 *

8  SHARED VOTING POWER:              0

9  SOLE DISPOSITIVE POWER:   2,623,270

10 SHARED DISPOSITIVE POWER:         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,623,270

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: *
         ( )

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  37.34%

14 TYPE OF REPORTING PERSON  *
       CO

* See Item 4 herein for an explanation of those matters for which Alberto-Culver Company has sole voting power.

CUSIP NO. 789895 10 9

     This Schedule 13D relates to the proposed acquisition by Alberto-Culver Company, a Delaware corporation ("ACC"), of all of the outstanding stock of St. Ives Laboratories, Inc., a Delaware corporation (the "Company"), pursuant to a merger (the "Merger") between AC Acquiring Co., a Delaware corporation and wholly owned subsidiary of ACC ("Merger Subsidiary"), and the Company, whereby each outstanding share of common stock, $0.01 par value, of the Company ("Common Stock"), not owned directly by ACC, Merger Subsidiary, any wholly owned subsidiary of ACC or the Company, except for shares of Common Stock held by holders who comply with the provisions of the Delaware law regarding the right of stockholders to dissent from the Merger and require appraisal of their shares of Common Stock, will be converted into the right to receive $15 per share, in cash, without interest.

Item 1.  Security and Issuer.

     This statement relates to the common stock, $0.01 par value, of St. Ives Laboratories, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 9201 Oakdale Avenue, Chatsworth, California 91311.

Item 2.  Identity and Background.

     This statement is being filed by ACC, a Delaware corporation, the principal executive offices of which are located at 2525 Armitage Avenue, Melrose Park, Illinois 60160. The principal business of ACC and its subsidiaries is developing, manufacturing, distributing and marketing hair care and other branded consumer products and the distribution of professional beauty and barber products through stores.

     The names, business addresses and principal occupations of the directors and executive officers of ACC are set forth in Appendix I which is attached hereto and incorporated herein by reference. All of the directors and executive officers of ACC are citizens of the United States.

     Neither ACC nor, to the best of ACC's knowledge, any director or executive officer of ACC listed on Appendix I hereto, have been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     ACC purchased 20,500 shares of Common Stock on the open market for an aggregate purchase price of $297,250. In addition, ACC purchased 188,000 shares of Common Stock on the open market through its wholly owned subsidiary, Capitol Packaging, Inc. ("Capitol"), for an aggregate purchase price of $1,670,799. All shares purchased directly and indirectly by ACC were funded from ACC's working capital. If ACC exercises the Option described in Item 4, it will pay cash from its working capital.

CUSIP NO. 789895 10 9

Item 4.  Purpose of Transaction.

     On October 30, 1995, ACC entered into a Stockholders Stock Option Agreement (the "Option Agreement") with Gary H. Worth, John R. Worth, Worth Family Partnership, L.P., The House of Worth Trust, dated July 9, 1982, as amended, and the Worth Family Trust u/a/d November 24, 1990 (the "Stockholders") relating to 15,000, 75,000, 156,800, 1,810,178 and 357,792 shares of Common Stock, respectively, totaling 2,414,770 Shares (the "Shares"). Pursuant to the Option Agreement, the Stockholders granted to ACC an option purchase the Stockholders' Shares at a price per share equal to $15 (the "Option"). ACC may exercise the Option, in whole but not in part, at any time following the expiration of the Merger Agreement (as defined herein), other than a termination by the Company because of non-performance or breach by ACC, provided the following conditions are satisfied at the time of exercise: (a) there exists an Alternative Proposal (as defined in the Merger Agreement), (b) to the extent necessary, any applicable waiting periods (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 have expired or been terminated, and (c) no preliminary or permanent injunction or other order, decree or ruling issued by any court or governmental or regulatory authority, domestic or foreign, of competent jurisdiction, prohibiting the exercise of the Option or delivery of the Shares shall be in effect. A copy of the Option Agreement is attached hereto as Exhibit 1 and incorporated herein by this reference.

     Under the Option Agreement, each Stockholder, with respect to those Shares it owns of record, has appointed ACC, or any nominee of ACC, with full power of substitution, until the expiration of the Option, its proxy and attorney, to vote at every annual, special or adjourned meeting of stockholders of the Company, or any action by written consent in lieu of a meeting: (a) in favor of the adoption of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (b) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, and (c) in favor of any other matter relating to the consummation of transactions contemplated by the Merger Agreement. In addition, each Stockholder has agreed to cause Shares owned by it beneficially to be voted in accordance with the foregoing. The Option Agreement provides that the proxies given are irrevocable for the period specified in the Option Agreement and that they are coupled with an interest.

     During the term of the Option, each Stockholder has agreed not to (a) sell, pledge (other than Permitted Liens defined therein) or otherwise dispose of its Shares, (b) deposit its Shares into a voting trust or enter into a voting agreement with respect thereto, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition, sale, assignment, transfer or other disposition of any Common Stock.

     The Option expires if not exercised prior to the close of business on the 120th day following termination of the Merger Agreement; provided, however the Option expires immediately if the Merger Agreement is terminated by the Company for non-performance or breach by ACC.

CUSIP NO. 789895 10 9

     On October 30, 1995, ACC, Merger Subsidiary and the Company entered into an Agreement and Plan of Merger ("Merger Agreement"). The Merger Agreement is attached hereto as Exhibit 2 and incorporated herein by this reference.
Pursuant to the terms of the Merger Agreement, Merger Subsidiary will be merged with and into the Company, with the Company being the surviving corporation, and each share of Common Stock issued and outstanding at the Effective Time, as defined in the Merger Agreement, (other than shares owned by ACC, Merger Subsidiary or any direct or indirect wholly owned Subsidiary of ACC, the Company or stockholders asserting dissenters' rights) will be converted into the right to receive $15, in cash, without interest. Upon completion of the Merger, the Company will be a wholly owned subsidiary of ACC.

     The purpose of the Option Agreement is to facilitate ACC's acquisition of the Company. ACC intends to vote the Shares for which it was granted a proxy, and the other shares which it beneficially owns, in favor of the Merger.

     If the Merger is completed as planned, the Certificate of Incorporation of Merger Subsidiary, as in effect immediately prior to the Effective Time, will be amended to change its name to St. Ives Laboratories, Inc., and as so amended, will be the Certificate of Incorporation of the surviving corporation. Upon completion of the Merger, the directors of Merger Subsidiary will be the initial directors of the Company, and the officers of Merger Subsidiary at the Effective Time of the Merger and such other persons designated by ACC will be the officers of the Company. In addition, upon completion of the Merger, ACC intends to cause the Company to have the shares of Common Stock deregistered under the Securities Exchange Act of 1934, as amended, and to cease to be authorized to be quoted on the NASDAQ National Market System.

     ACC and any direct or indirect wholly owned subsidiary of ACC may purchase additional shares of Common Stock on the open market. The consideration for such shares of Common Stock will be paid from the working capital of ACC.

     Other than described above, ACC has no other plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of
Schedule 13D, although it reserves the right to develop such plans.

Item 5.  Interest in Securities of the Issuer.

     (a) ACC directly is the beneficial owner of 20,500 shares of Common Stock and is the indirect beneficial owner, through Capitol, of 188,000 shares of Common Stock, all of which were purchased on the open market. ACC may also be deemed to be the beneficial owner of 2,414,770 shares of Common Stock for which it has the right to vote on particular matters and the right to acquire pursuant to the Option Agreement (even though there are conditions precedent to its right to acquire such shares). Based on the number of shares of Common Stock outstanding as of October 30, 1995, (as represented by the Company in the Merger Agreement), the aggregate of 2,623,270 shares of Common Stock beneficially owned by ACC would constitute 37.34% of the outstanding shares of Common Stock if ACC exercised its Option. ACC disclaims beneficial ownership of all shares of Common Stock subject to the Option.

     (b) ACC has sole power to vote and dispose of the 208,500 shares of Common Stock it purchased directly and indirectly on the open market. Pursuant to the terms of the Option Agreement, ACC has power to vote, through proxies, the 2,414,770 shares of Common Stock with respect to matters relating to the Merger, as detailed in Item 4 herein. ACC will have sole power to vote and dispose of any shares of Common Stock it acquires pursuant to the Option.

     (c) The Option Agreement and the Merger Agreement were each executed on October 30, 1995. On November 3, 1995 and November 6, 1995, ACC purchased 8,000 and 12,500 shares of Common Stock, respectively. All such shares were purchased on the open market at a purchase price of $14.50 per share.

     (d) ACC will have the exclusive right to receive dividends from, or the proceeds from the sale of, all the shares of Common Stock acquired pursuant to the Option and the other shares of Common Stock which it is reporting herein. Unless and until such shares subject to the Option are acquired, ACC has no right to receive dividends from, or the proceeds of, the shares of Common Stock acquired upon the exercise of the Option.

     (e)  Not applicable.

CUSIP NO. 789895 10 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   None.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Stockholders Stock Option Agreement

         Exhibit 2 - Agreement and Plan of Merger

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 7, 1995


       ALBERTO-CULVER COMPANY


       Signature:   /s/  Raymond W. Gass
                    --------------------

       Name/Title:  Raymond W. Gass
                    Vice President and General Counsel

                                APPENDIX I


Name and Business Address                 Principal Occupation
-------------------------                 --------------------

Leonard H. Lavin                          Director and Chairman,
2525 Armitage Avenue                      Alberto-Culver Company
Melrose Park, Illinois 60160

Bernice E. Lavin                          Director, Vice Chairman,
2525 Armitage Avenue                      Secretary and Treasurer,
Melrose Park, Illinois 60160              Alberto-Culver Company

Howard B. Bernick                         Director, President and Chief
2525 Armitage Avenue                      Executive Officer,
Melrose Park, Illinois 60160              Alberto-Culver Company

Carol L. Bernick                          Director, Executive Vice
2525 Armitage Avenue                      President and Assistant Secretary
Melrose Park, Illinois 60160              of Alberto-Culver Company;
                                          Alberto-Culver USA, Inc.

William W. Wirtz                          Director, Alberto-Culver Company;
680 North Lake Shore Drive                President of Wirtz Corporation
Chicago, Illinois 60611

Harold M. Visotsky, M.D.                  Director, Alberto-Culver Company;
303 East Ohio Street, Suite 550           Owen L. Coon, Professor of
Chicago, Illinois 60611                   Psychiatry

A. Robert Abboud                          Director, Alberto-Culver Company;
212 Stone Hill Center, Suite 212          President, A. Robert Abboud and
Fox River Grove, Illinois 60021           Company

Robert P. Gwinn                           Director, Alberto-Culver Company;
144 Fairbanks                             Chairman Emeritus, Encyclopedia
Riverside, Illinois 60546                 Britannica, Inc.

Lee W. Jennings                           Director, Alberto-Culver Company;
One First National Plaza, Suite 2530      President and Chief Executive
Chicago, Illinois 60603                   Officer, Jennings and Associates

A. G. Atwater, Jr.                        Director, Alberto-Culver Company;
2800 N. Route 47                          President and Chief Executive
Yorkville, Illinois 60560                 Officer, Amurol Confections
                                          Company

Allan B. Muchin                           Director, Alberto-Culver Company;
525 West Monroe Street                    Managing Partner, Katten, Muchin &
Chicago, Illinois 60661                   Zavis

Robert H. Rock                            Director, Alberto-Culver Company;
229 South 18th Street, 3rd Floor          President, MLR Holdings; Chairman,
Philadelphia, Pennsylvania 19103          Metroweek Corporation
